Fisher & Paykel Appliances Holdings Limited

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com

2 June 2006

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

Re: Fisher & Paykel Appliances Holdings Limited
File # 82-34868

The attached documents were lodged with the Australian [ASX] and New Zealand Stock Exchange [NZX] on 2 June 2006.

Accordingly a copy of these document are furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868.

Yours faithfully

M D Richardson
Chief Financial Officer

Enclosure:

1. ASX – Appendix 3B – New Issue Announcement
2. NZX – Notice of Issue of Securities

View Announcement

Headline	Notice of Issue of Securities
Announcement text	Fisher & Paykel Appliances Holdings Limited Stock Exchange Release: NZX 2 June 2006

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares

2. Number of Securities Issued : 77,334

3. Principal Terms of the Securities : Issue of 37,335 Ordinary Shares following the exercise of 37,335 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.

Issue of 39,999 Ordinary Shares following the exercise of 39,999 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

4. Issue Price : 37,335 Shares @ NZ$2.305
39,999 Shares @ NZ$2.525

5. Date of Issue : 2 June 2006

6. Number and Class of All Securities Quoted, Including This Issue : 264,960,238 Ordinary Shares

7. Number and Class of All Securities Not Quoted : 9,725,377 Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

Embargo Until None

Description	Type	Size (kb)	Action
Notice of Issue of Securities	word document	23	

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Logged in (1)

- *L Ross*

Fisher & Paykel Appliances Holdings Limited

Stock Exchange Release: NZX 2 June 2006

Notice of Issue of Securities

1.	Class of Securities Issued	:	Ordinary Shares
2.	Number of Securities Issued	:	77,334
3.	Principal Terms of the Securities	:	Issue of 37,335 Ordinary Shares following the exercise of 37,335 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001. Issue of 39,999 Ordinary Shares following the exercise of 39,999 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.
4.	Issue Price	:	37,335 Shares @ NZ$2.305 39,999 Shares @ NZ$2.525
5.	Date of Issue	:	2 June 2006
6.	Number and Class of All Securities Quoted, Including This Issue	:	264,960,238 Ordinary Shares
7.	Number and Class of All Securities Not Quoted Options to Acquire Ordinary Shares	:	9,725,377

M D Richardson
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	77,334
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of 37,335 Ordinary Shares following the exercise of 37,335 Options granted under the Fisher & Paykel Appliances Share Option Plan in November 2001. Issue of 39,999 Ordinary Shares following the exercise of 39,999 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

+ See chapter 19 for defined terms.

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	9,725,377	Ordinary Share Options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?	
12 Is the issue renounceable or non-renounceable?	
13 Ratio in which the +securities will be offered	
14 +Class of +securities to which the offer relates	
15 +Record date to determine entitlements	
16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17 Policy for deciding entitlements in relation to fractions	
18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19 Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.